UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of July, 2009
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.
The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statement on Form S-8 (Registration No. 333-13772 and Registration No. 333-139949).

SIGNATURE
EXHIBITS INDEX
Ex-99.1 Press Release of Satyam dated July 17, 2009.
Ex-99.2 Orders of the Central Government and Company Law Board dated July 17, 2009.

Other Events
On July 17, 2009, Satyam Computer Services Limited (“Satyam”) issued a press release announcing that the Company Law Board (“CLB”) has given permission to the Central Government of India (the “Central Government”) to withdraw FOUR of the SIX directors appointed by the Central Government on the Board of Directors of the Satyam (the “Board”). The Central Government decided to retain Mr. Achuthan and Mr. T N Manoharan as directors on the Board, and to withdraw the appointments of Mr. Kiran Karnik, Mr. Deepak Parekh, Mr. Tarun Das and Mr. S B Mainak as directors on the Board.
As a result of such withdrawal, the Board now consists of six directors, of which two directors are independent directors and were appointed by the Central Government, and four directors are nominee directors appointed by Venturbay Consultants Private Limited, a holder of approximately 43% of the outstanding share capital of Satyam.
Satyam’s Audit Committee now consists of two independent directors, Mr. T. N. Manoharan and Mr. Achuthan.
•	The rules of the Indian stock exchanges on which Satyam’s equity shares are listed require that Satyam’s Audit Committee must have a minimum of three directors. Two-thirds of the members of Audit Committee shall be independent directors.

•	Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 303A.06 of the Listed Company Manual of the New York Stock Exchange require that all the members of Satyam’s Audit Committee be independent.
Satyam will take all appropriate steps to fill up the vacancy caused in the Audit committee and the Board to the extent required, expeditiously and in any case well within the timelines mandated under home country laws.
A copy of the press release is attached hereto as exhibit 99.1 and is incorporated herein by reference. Copies of orders of the Central Government and the CLB dated July 17, 2009 are attached hereto as exhibit 99.2 and are incorporated herein by reference.
Satyam’s directors as of July 18, 2009 are set forth below:

Name	Position
Vineet Nayyar	Executive Vice-Chairman
C P Gurnani	Chief Executive Officer
C Achuthan*	Director
T N Manoharan*	Director
Sanjay Kalra	Director
Ulhas N Yargop	Director

*	Independent director
In addition, the members of the committees of the Board as of July 18, 2009 are set forth below:
Audit Committee
T N Manoharan
C Achuthan
Compensation Committee
C Achuthan
T N Manoharan

Investors’ Grievance Committee
C Achuthan
T N Manoharan
Exhibits:

99.1	Press Release of Satyam dated July 17, 2009.

99.2	Orders of the Central Government and Company Law Board dated July 17, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Name : G. Jayaraman
Title : Company Secretary
Date: July 20, 2009

EXHIBITS INDEX
99.1	Press Release of Satyam dated July 17, 2009.

99.2	Orders of the Central Government and Company Law Board dated July 17, 2009.